

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 12, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

>   **Re: MK Arizona Corp.**
>   **Amendment No. 6 to Registration Statement on Form S-4**
>   **Filed May 11, 2009**
>   **File No. 333-153492**

Dear Mr. Rapaport:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background, page 78

1.   From your response to the third bullet point of prior comment 4, it appears that you are intending that investors locate and use the information referenced as part of this offering. If so and you are not incorporating the document by reference, the related material should be included as part of your prospectus. Please revise accordingly.

Security Ownership of the Combined Company . . ., page 216

2.   Regarding your response to prior comment 11:

- Please revise your disclosure in response to the second bullet point to clarify why an individual's percentage ownership in Style Technology results in that individual beneficially owning that same percentage of shares held by Capital Ally.
- From your response to the third bullet point, it is unclear why you include securities that Mr. Kwong beneficially owns only until the business combination in this table, which appears to be intended to represent the ownership after the business combination.
- Please clarify why your group ownership disclosure that you revised in response to the last bullet point includes all of the shares held in the name of Arch Digital. For example, are the voting or investment decisions regarding the shares held in the name of Arch Digital made with the participation of one of your officers and directors such that the officer or director has indirect power to share voting or disposition decisions? If so, the line in the table for that officer and director should also include the number of shares held in the name of Arch Digital, with an appropriate explanation of why beneficial ownership of the securities is attributable to that officer or director.
- Footnotes 5 and 6 to the beneficial ownership table attribute a different number of earn-out shares to Kuo Zhang. Please reconcile.
- Please explain the different assumptions regarding your treatment of the lock-up in footnotes 2 and 5 and 6.

Shares Eligible For Future Sale, page 224

3.   We will continue to evaluate your response to prior comment 12 after you address the following:

- We note your response to the third bullet point. However, your disclosure continues to indicate that shares issued to affiliates upon exercise of warrants will be freely tradable. It is unclear why you believe shares acquired by affiliates would not be subject to Rule 144. Do you mean to indicate that you intend to file a resale registration statement related to those shares?
- Please expand your response to the fourth bullet point to tell us whether you believe that the Rule 144 holding period for shares issued upon the exercise of warrants for cash begins on the date of exercise. If so, please tell us how your disclosure reflects this holding period.

Exhibits

4.   We note your response to prior comment 4. Please file the consent of SPAC
        Analytics and Mr. Danics expressly stating that they consent to the prospectus
        discussion of their report, your reproduction of their report as an exhibit and to
        being named in your registration statement.

Exhibit 5.1

5.   Refer to paragraph 5 under the heading "Opinion," which indicates that each of
        the "warrants, units, and purchase option units" will constitute legal, valid and
        binding obligations of MK Cayman. We note that the opinion is limited to
        Cayman Islands law. The opinion that you file to satisfy your obligations under
        Regulation S-K Item 601(b)(5) must address whether securities that are
        essentially contractual obligations are binding obligations of the registrant under
        the law that governs the contract. For example, it appears that the warrants are
        governed by Delaware law and that the Representatives' Unit Purchase Option is
        governed by Florida law. Please file opinions that address applicable law.

6.   Please ensure each of the securities in your fee table are addressed by an opinion
        required by Regulation S-K Item 601(b)(5). For example, from your current
        exhibit, it is unclear whether the ordinary shares underlying the representatives'
        purchase option is addressed.

7.   Given the date restriction in the first paragraph under the heading "Disclosure,"
        please file an opinion dated on the date the registration statement becomes
        effective. Also ensure that all other opinions with similar date restrictions are
        revised and filed accordingly.

8.   Please tell us why the opinion is merely based on the "Documents" examined and
        relied upon by counsel. Given this statement, it is unclear whether the opinion
        has considered all relevant facts and law to provide the opinion required by Item
        601(b)(5) of Regulation S-K.

9.   The opinion you file to satisfy your obligations under Item 601(b)(5) of
        Regulation S-K may not assume conclusions of law that are a necessary
        requirement of the opinion, nor may it assume any of the material facts underlying
        the opinion or facts that are readily ascertainable. We note, for example, the
        assumptions in paragraphs (d), (e), (f), (g), (h) and (j). Please file an opinion that
        is revised as appropriate. Also see Rule 436(f).

10.   Refer to the last clause of paragraph (c) under the heading "Assumptions" in the
        opinion. It is unclear why that assumption is necessary and appropriate given the
        other assumptions in that clause.

11.   Please tell us the purpose of the assumption is paragraph (i). Also tell us (1) why
      the assumption is necessary and appropriate and (2) how the assumptions differ
      from the assumptions in the paragraph (c).

12.   With a view toward obtaining a clarified opinion, please tell us how the
      "Reservations" in paragraphs (b), (c), (d), (f), (g), (j), (k) and (l) are relevant to
      the issue of whether the securities are legally issued, fully paid and non-
      assessable. If the reservations are relevant to only a portion of the opinion, please
      file an opinion that clarifies the scope of its reservations, and tell us why the
      reservations are necessary and appropriate for that portion of the opinion.

13.   Given the definition in paragraph (m) in the "Reservations" section of the exhibit,
      it is unclear whether the opinion addresses whether a security holder is liable,
      solely because of security holder status, for additional assessments or calls on the
      security by the registrant or its creditors. For example:

      •   It is unclear why the first clause of counsel's definition of "non-assessable" is
          limited to further contributions to capital. We note that the last clause of the
          definition more broadly mentions "otherwise pay money."
      •   Given the use of the term, "and," to begin the second clause, it appears that
          the first clause of the definition does not address alterations of the
          Memorandum or Articles of Association. If so, it is unclear why that second
          clause addresses only payments "to the company" and not creditors.

      Please file an opinion that clearly satisfies the requirements of Regulation S-K
      Item 601(b)(5).

14.   Please tell us how the last paragraph of the opinion is consistent with Section 14
      of the Securities Act.

Exhibits 8.2 and 8.4

15.   We note your revisions in response to prior comment 16. Please tell us, with a
      view toward a clarified opinion, the meaning of the last clause in paragraph (ii) on
      page 2 of these exhibits. For example, clarify what "transactions" are covered by
      this assumption, what is meant by the word "effective" and the "applicable law"
      to which counsel refers. Also, please note that it is inappropriate for counsel to
      assume any legal conclusions underlying the opinion.

Exhibit 8.3

16.   Regarding your response to prior comment 6:

- Please refer to prior comment 18 and apply the guidance in that comment to the second paragraph of this opinion;
- Tell us the meaning of the last clause of the assumption in paragraph (c). For example, is counsel assuming that the transactions will qualify for tax-free treatment under Cayman Islands law? In this regard, please note that it is inappropriate for counsel to assume legal conclusions underlying the opinion;
- Please tell us how the last paragraph of the opinion is consistent with Section 14 of the Securities Act; and
- Given the date restrictions in the opinion, please file an opinion dated on the same date the registration statement is declared effective.

Exhibits 10.72 and 10.73

17.   Your response to prior comment 1 and disclosure on page II-6 implies that the exhibits 10.72 and 10.73 you filed are complete and in final form. However, those exhibits appear to be missing an amendment date and are unsigned. Please file complete, final and signed exhibits 10.72 and 10.73.

Exhibit 10.74

18.   We note your response to prior comment 14; however, it remains unclear how the instructions in the first paragraph are irrevocable. Please revise or advise.

Exhibit 99.1

19.   Given your revised disclosure on page 77 in response to prior comment 3, please tell us why the third line from the bottom of page 3 of this exhibit says to stockholders please "DO NOT" mail back this proxy card.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
Cavas Pavri, Esq.—Cozen O'Connor